Exhibit 21.1

SOUTHERN COPPER CORPORATION

Subsidiaries

 (More than 50% ownership)

		Percentage of voting
		Securities owned or
Name of Company		other bases of control

PARENT:	Americas Mining Corporation (Delaware)

Registrant:	Southern Copper Corporation (Delaware)
	Compañia Minera Los Tolmos S.A. (Peru)	97.31
	Southern Peru Limited	100.00
	Americas Sales Company, Inc.	100.00
	Minera Mexico S.A. de C.V.	99.95
	SDG Mexico Apoyo Administrativo, S.A. de C.V.	100.00
	Industrial Minera Mexico S.A. de C.V.	99.99
	Mexicana de Cananea, S.A. de C.V.	99.99
	Mexicana de Cobre, S.A. de C.V.	99.98
	Mexicana del Arco, S.A. de C.V.	100.00
	Mexico Compañía Inmobiliaria, S.A.	100.00
	Minerales Metálicos del Norte, S.A.	100.00
	Minera Mexico Internacional, Incorporated	100.00
	Servicios de Apoyo Administrativo, S.A. de C.V.	100.00
	Western Copper Supplies	100.00

Not included in this listing are subsidiaries, which in the aggregate would not constitute a significant subsidiary.